Dreyfus
Tax Managed
Balanced Fund

ANNUAL REPORT August 31, 2008




BNY MELLON
ASSET MANAGEMENT

Dreyfus

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We present to you this last annual report for Dreyfus Tax Managed Balanced Fund, covering the 12-month period from September 1, 2007, through August 31, 2008.

Economic and market conditions generally remained unsettled throughout the reporting period. A persistent credit crisis, downturns in the U.S. and global economies and resurgent inflationary pressures produced heightened volatility among stocks and bonds. However, a look at the returns of various asset classes over the 12-month reporting period reveals a counter-historical trend: Smaller, more speculative growth stocks and higher-quality bonds fared relatively well in this environment, while riskier bonds and traditionally defensive large value stocks posted declines. This unusual pattern reinforces two important principles of investing: the short-term movements of financial markets are difficult to predict; and diversification across asset classes and investment styles can help cushion the volatility of individual securities and markets.

We believe that monetary and other recent government policy actions should contribute to the recuperation of the ongoing credit crisis, and that credit availability is likely to improve slowly as financial institutions remain cautious. Global energy demand has begun to weaken, potentially alleviating inflationary pressures. The housing market may bottom later this year, with relatively little potential for either sharp subsequent declines or a strong rebound. Consequently, we expect the U.S. economy to slow to sub-par levels for a prolonged period, rather than entering either a sustained rebound or a severe recession. As always, your financial advisor can help you position your investments accordingly.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
September 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of September 1, 2007, through August 31, 2008 as provided by Joseph P. Darcy, Senior Portfolio Manager, Fixed Income Portion, and Fayez Sarofim of Fayez Sarofim & Co., Sub-Investment Adviser, Equity Portion

Fund Performance Overview

For the 12-month period ended August 31, 2008, Dreyfus Tax Managed Balanced Fund produced a −3.45% total return.[1] The fund's benchmark, a blended index composed of 55% Lehman Brothers Municipal Bond Index (the "Lehman Index") and 45% Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), produced a −2.54% total return for the same period.[2] Individually, the Lehman Index produced a −4.48% return and the S&P 500 Index produced a −11.13% return.

Equity markets declined during the reporting period, while an intensifying credit crisis and economic slowdown eroded investor sentiment in most asset classes, including municipal bonds.

On September 5, 2008, the fund's assets were liquidated and the fund has since terminated its operations.

September 8, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income from municipal bonds may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Any capital gains and any dividends received from the fund's equity investments are fully taxable. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect through to the fund's liquidation. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

FUND PERFORMANCE



Dreyfus Tax Managed Balanced Fund ———
Customized Blended Index† ......

$11,128

$10,661

Dollars

11,500

11,200

10,900

10,600

10,300

10,000

9/30/05   06   07   08

Years Ended 8/31

Comparison of change in value of $10,000 investment in Dreyfus Tax Managed Balanced Fund and the Customized Blended Index

Average Annual Total Returns *as of 8/31/08*

	Inception Date	1 Year	From Inception
Fund	**9/30/05**	**(3.45)%**	**2.22%**

† *Source: Lipper Inc.*
Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
The above graph compares a $10,000 investment made in Dreyfus Tax Managed Balanced Fund on 9/30/05 (inception date) to a $10,000 investment made in the Customized Blended Index (the "Index") composed of 55% Lehman Brothers Municipal Bond Index and 45% Standard and Poor's 500 Composite Stock Price Index on that date. The Index is calculated on a year-to-year basis. All capital gains and distributions are reinvested.
The fund's performance shown in the line graph takes into account all applicable fees and expenses. The fund normally invests the majority of its assets in municipal bonds that provide income exempt from federal income tax. The fund will employ a tax-managed strategy to invest the balance of its assets primarily in equity securities.
The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance. Unlike a mutual fund, the indices are not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Tax Managed Balanced Fund from March 1, 2008 to August 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended August 31, 2008

Expenses paid per $1,000†	$ 5.84
Ending value (after expenses)	$1,020.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended August 31, 2008

Expenses paid per $1,000†	$ 5.84
Ending value (after expenses)	$1,019.36

† *Expenses are equal to the fund's annualized expense ratio of 1.15%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

August 31, 2008

Common Stocks—39.1%	Shares	Value ($)
Consumer Discretionary—3.1%		
McDonald's	280	17,374
McGraw-Hill	370	15,851
News, Cl. A	850	12,036
Target	280	14,846
		60,107
Consumer Staples—11.7%		
Altria Group	740	15,562
Coca-Cola	660	34,366
Fomento Economico Mexicano, ADR	300	13,326
Nestle, ADR	600	26,484
PepsiCo	300	20,544
Philip Morris International	740	39,738
Procter & Gamble	470	32,792
SYSCO	380	12,095
Wal-Mart Stores	180	10,633
Walgreen	470	17,122
Whole Foods Market	180	3,296
		225,958
Energy—8.1%		
Chevron	300	25,896
ConocoPhillips	370	30,529
Exxon Mobil	650	52,007
Halliburton	380	16,697
Occidental Petroleum	180	14,285
Transocean	132 [a]	16,790
		156,204
Financial—3.4%		
American Express	280	11,110
Ameriprise Financial	180	8,091
Bank of America	370	11,522
HSBC Holdings, ADR	180	14,168
JPMorgan Chase & Co.	170	6,543
Prudential Financial	190	14,005
		65,439

Common Stocks (continued)	Shares	Value ($)
Health Care—3.7%		
Abbott Laboratories	380	21,823
Johnson & Johnson	380	26,763
Medtronic	200	10,920
Novo Nordisk, ADR	200	11,112
		70,618
Industrial—2.2%		
Caterpillar	280	19,805
General Electric	830	23,323
		43,128
Information Technology—5.6%		
Apple	200 [a]	33,906
Automatic Data Processing	380	16,864
Cisco Systems	280 [a]	6,734
Intel	1,320	30,188
QUALCOMM	190	10,004
Texas Instruments	380	9,314
		107,010
Materials—1.3%		
Freeport-McMoRan Copper & Gold	100	8,932
Praxair	180	16,171
		25,103
Total Common Stocks (cost $695,247)		**753,567**

Short-Term Municipal Investments—59.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Delaware—5.2%				
University of Delaware, Revenue (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	2.40	9/1/08	100,000 [b]	100,000
Idaho—5.2%				
Power County, PCR (FMC Corporation Project) (LOC; Wachovia Bank)	2.50	9/1/08	100,000 [b]	100,000

Short-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Maryland—5.2%				
Carroll County, Revenue (Fairhaven and Copper Ridge—Episcopal Ministries to the Aging Inc. Obligated Group Issue) (Insured; Radian Group and Liquidity Facility; Branch Banking and Trust Co.)	9.00	9/7/08	100,000 b	100,000
Massachusetts—5.2%				
Massachusetts Health and Educational Facilities Authority, Revenue (Capital Asset Program Issue) (LOC; Bank of America)	2.25	9/1/08	100,000 b	100,000
Missouri—5.2%				
Missouri Health and Educational Facilities Authority, Educational Facilities Revenue (The Washington University) (Liquidity Facility; JPMorgan Chase Bank)	2.40	9/1/08	100,000 b	100,000
Ohio—5.2%				
Clark County, Health Care Facilities Revenue (The Ohio Masonic Home Project) (Insured; AMBAC and Liquidity Facility; Key Bank)	8.00	9/7/08	100,000 b	100,000
Rhode Island—7.7%				
Rhode Island Health and Educational Building Corp., Educational Institution Revenue (Saint Mary Academy-Bay View Issue) (LOC; Citizens Bank of Rhode Island)	2.30	9/1/08	150,000 b	150,000
Tennessee—5.2%				
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	8.50	9/7/08	100,000 b	100,000

Short-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas–5.2%				
Houston Higher Education Finance Corporation, Higher Education Revenue (Rice University Project)	2.40	9/1/08	100,000 [b]	100,000
Vermont–5.2%				
Vermont Educational and Health Buildings Financing Agency, HR (Rutland Regional Medical Center Project) (Insured; Radian Group and Liquidity Facility; TD Banknorth NA)	2.30	9/1/08	100,000 [b]	100,000
Washington–5.2%				
Washington Housing Finance Commission, Nonprofit Revenue, Refunding (Panorama City Project) (LOC; Key Bank)	2.40	9/1/08	100,000 [b]	100,000
Total Short-Term Municipal Investments (cost $1,150,000)				**1,150,000**
Total Investments ($1,845,247)			**98.8%**	**1,903,567**
Cash and Receivables (Net)			**1.2%**	**22,289**
Net Assets			**100.0%**	**1,925,856**

ADR—American Depository Receipts
[a] *Non-income producing security.*
[b] *Variable rate demand note—rate shown is the interest rate in effect at August 31, 2008. Maturity date represents the next demand date or the ultimate maturity date if earlier.*

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
Short Term Municipal Investments	59.7	Financial	3.4
Consumer Staples	11.7	Consumer Discretionary	3.1
Energy	8.1	Industrial	2.2
Information Technology	5.6	Materials	1.3
Health Care	3.7		**98.8**

[†] *Based on net assets.*
See notes to financial statements.

Summary of Abbreviations

ABAG	Association of Bay Area Governments	**ACA**	American Capital Access
AGC	ACE Guaranty Corporation	**AGIC**	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation	**ARRN**	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes	**BIGI**	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement	**CGIC**	Capital Guaranty Insurance Company
CIC	Continental Insurance Company	**CIFG**	CDC Ixis Financial Guaranty
CMAC	Capital Market Assurance Corporation	**COP**	Certificate of Participation
CP	Commercial Paper	**EDR**	Economic Development Revenue
EIR	Environmental Improvement Revenue	**FGIC**	Financial Guaranty Insurance Company
FHA	Federal Housing Administration	**FHLB**	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation	**FNMA**	Federal National Mortgage Association
FSA	Financial Security Assurance	**GAN**	Grant Anticipation Notes
GIC	Guaranteed Investment Contract	**GNMA**	Government National Mortgage Association
GO	General Obligation	**HR**	Hospital Revenue
IDB	Industrial Development Board	**IDC**	Industrial Development Corporation
IDR	Industrial Development Revenue	**LOC**	Letter of Credit
LOR	Limited Obligation Revenue	**LR**	Lease Revenue
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)††
F1		MIG1/P1		SP1/A1	82.6
Not Rated[c]		Not Rated[c]		Not Rated[c]	17.4
					100.0

†† *Based on total investments.*
[c] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

August 31, 2008

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	1,845,247	1,903,567
Cash		73,138
Dividends and interest receivable		6,734
Due from The Dreyfus Corporation and affiliates—Note 3(b)		2,722
		1,986,161
Liabilities ($):		
Payable for shares of Beneficial Interest redeemed		20,340
Accrued expenses		39,965
		60,305
Net Assets ($)		**1,925,856**
Composition of Net Assets ($):		
Paid-in capital		1,916,001
Accumulated undistributed investment income—net		16,769
Accumulated net realized gain (loss) on investments		(65,234)
Accumulated net unrealized appreciation (depreciation) on investments		58,320
Net Assets ($)		**1,925,856**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		157,945
Net Asset Value, offering and redemption price per share—Note 3(d) ($)		**12.19**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended August 31, 2008

Investment Income ($):	
Income:	
Interest income	88,786
Cash dividends (net of $454 foreign taxes withheld at source)	33,307
Income from securities lending	217
Total Income	**122,310**
Expenses:	
Management fee–Note 3(a)	21,162
Auditing fees	31,426
Registration fees	25,381
Legal fees	8,575
Service plan fees–Note 3(b)	8,139
Prospectus and shareholders' reports	4,634
Custodian fees–Note 3(b)	2,591
Shareholder servicing costs–Note 3(b)	2,453
Trustees' fees and expenses–Note 3(c)	1,648
Miscellaneous	7,800
Total Expenses	**113,809**
Less–expense reimbursement from The Dreyfus Corporation due to undertaking–Note 3(a)	(75,920)
Less–reduction in fees due to earnings credits–Note 1(b)	(448)
Net Expenses	**37,441**
Investment Income–Net	**84,869**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(56,756)
Net unrealized appreciation (depreciation) on investments	(128,842)
Net Realized and Unrealized Gain (Loss) on Investments	**(185,598)**
Net (Decrease) in Net Assets Resulting from Operations	**(100,729)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended August 31, | |
	2008	2007
Operations ($):		
Investment income–net	84,869	101,502
Net realized gain (loss) on investments	(56,756)	85,943
Net unrealized appreciation (depreciation) on investments	(128,842)	64,150
Net Increase (Decrease) in Net Assets Resulting from Operations	**(100,729)**	**251,595**
Dividends to Shareholders from ($):		
Investment income–net	(92,661)	(104,455)
Net realized gain on investments	(80,181)	–
Total Dividends	**(172,842)**	**(104,455)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	246,154	680,338
Dividends reinvested	115,370	53,036
Cost of shares redeemed	(1,775,916)	(1,866,886)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(1,414,392)**	**(1,133,512)**
Total Increase (Decrease) in Net Assets	**(1,687,963)**	**(986,372)**
Net Assets ($):		
Beginning of Period	3,613,819	4,600,191
End of Period	**1,925,856**	**3,613,819**
Undistributed investment income–net	16,769	24,573
Capital Share Transactions (Shares):		
Shares sold	18,747	50,889
Shares issued for dividends reinvested	8,899	4,006
Shares redeemed	(141,737)	(139,540)
Net Increase (Decrease) in Shares Outstanding	**(114,091)**	**(84,645)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended August 31,		
	2008	2007	2006[a]
Per Share Data ($):			
Net asset value, beginning of period	13.28	12.90	12.50
Investment Operations:			
Investment income—net[b]	.34	.31	.28
Net realized and unrealized gain (loss) on investments	(.76)	.38	.31
Total from Investment Operations	(.42)	.69	.59
Distributions:			
Dividends from investment income—net	(.36)	(.31)	(.19)
Dividends from net realized gain on investments	(.31)	–	–
Total Distributions	(.67)	(.31)	(.19)
Net asset value, end of period	12.19	13.28	12.90
Total Return (%)	(3.45)	5.43	4.73[c]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	3.50	3.87	3.37[c]
Ratio of net expenses to average net assets	1.15	1.15	1.06[c]
Ratio of net investment income to average net assets	2.61	2.31	2.19[c]
Portfolio Turnover Rate	5.75	7.17	13.80[c]
Net Assets, end of period ($ x 1,000)	1,926	3,614	4,600

[a] From September 30, 2005 (commencement of operations) to August 31, 2006.
[b] Based on average shares outstanding at each month end.
[c] Not annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Tax Managed Balanced Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds Trust (the "Trust"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering seven series, including the fund. The fund's investment objective seeks to provide an attractive after-tax total return consisting of federally tax-exempt income and capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge. Fayez Sarofim & Co. ("Sarofim & Co.") serves as the fund's sub-investment adviser with respect to the equity portion of the fund's portfolio.

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

At a meeting of the Board of Trustees of The Dreyfus/Laurel Funds Trust on July 24, 2008, the Board approved a proposal to liquidate the fund, distribute the fund's assets to fund shareholders and close out fund shareholder accounts. The liquidation occurred on September 5, 2008. Accordingly, effective August 11, 2008, the fund was closed to any investments for new accounts.

As of August 31, 2008, MBC Investments Corp., an indirect subsidiary of BNY Mellon, held 91,411 of the outstanding fund's shares.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in equity securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered investment companies that are not traded on the exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of the security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Trust's Board. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Trust's Board, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers.

Investments in municipal bond securities are valued each business day by an independent pricing service (the "Service") approved by the Trust's Board. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. For investments in equity securities, dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis. For investments in municipal bond securities, interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with The Bank of New York Mellon, a subsidiary of BNY Mellon and an affiliate of Dreyfus, the fund may lend securities to qualified institutions. It is the fund's policy that, at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by Dreyfus, U.S Government and Agency securities or letters of credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended August 31, 2008, The Bank of New York Mellon earned $93 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. For investments in equity securities, dividends from investment income-net are normally declared and paid annually. For investments in municipal bond securities, it is the policy of the fund to declare and pay dividends from investment income-net, monthly. Dividends from net realized capital gains are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income with respect to equity securities and to distribute tax exempt dividends with respect to municipal securities and to make distributions of net realized capital gains sufficient to relieve it from substantially all federal income and excise taxes.

The fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended August 31, 2008.

As of and during the period ended August 31, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the four-year period ended August 31, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

At August 31, 2008, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $15,691, undistributed tax exempt income $1,078 and unrealized appreciation $58,289. In addition, the fund had $65,203 of capital losses realized after October 31, 2007, which were deferred for tax purposes to the first day of the following fiscal year.

The tax character of distributions paid to shareholders during the fiscal periods ended August 31, 2008 and August 31, 2007 were as follows: ordinary income $26,130 and $29,948, tax exempt income $66,543 and $74,507 and long-term capital gains $80,169 and $0, respectively.

During the period ended August 31, 2008, as a result of permanent book to tax differences, primarily due to the tax treatment for dividend reclassification, the fund decreased accumulated undistributed investment income-net by $12 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

Prior to May 1, 2008, the fund had the ability to borrow up to $250 thousand for leveraging purposes under a short-term unsecured line of credit. Effective May 1, 2008, the fund participates with other Dreyfus managed funds in a $300 million unsecured line of credit primarily to be utilized for temporary or emergency purposes including the financing of redemptions. The terms of the line of credit agreement limit the amount of individual fund borrowings. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. Prior to May 1, 2008, the fund participated with other Dreyfus-managed funds in a $100 million unsecured line of credit. During the period ended August 31, 2008, the fund did not borrow under either line of credit.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement between Dreyfus and the Trust, the Trust has agreed to pay Dreyfus a management fee computed at the annual rate of .65% of the value of the fund's average daily net assets and is payable monthly.

Dreyfus has contractually agreed to waive receipt of its fees and/or assume certain expenses of the fund, until September 5, 2008, liquidation date, so the expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, do not exceed an annual rate of 1.15% of the value of the fund's average daily net assets. The expense reimbursement, pursuant to the undertaking, amounted to $95,523 during the period ended August 31, 2008.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Sarofim & Co., Dreyfus pays Sarofim & Co. an annual fee of .251% of the value of the fund's average daily net assets representing the equity portion of the fund's portfolio and is payable monthly.

(b) Under the Service Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, the fund reimburses the Distributor for distributing the fund's shares, servicing shareholder accounts and for advertising and marketing relating to the fund at an annual aggregate rate of up to .25% of the value of the fund's aggregate daily net assets. The Distributor may pay one or more Service Agents a fee in respect of these services and determines the amount, if any, to be paid to Service Agents under the Plan and the basis on which such payments were made. During the period ended August 31, 2008, the fund was charged $8,139 pursuant to the Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2008, the fund was charged $1,388 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York Mellon under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended August 31, 2008, the fund was charged $215 pursuant to the cash management agreement.

The fund compensates The Bank of New York Mellon under a custody agreement for providing custodial services for the fund. During the period ended August 31, 2008, the fund was charged $2,591 pursuant to the custody agreement.

During the period ended August 31, 2008, the fund was charged $5,622 for services performed by the Chief Compliance Officer.

The components of "Due from The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of an expense reimbursement of $9,355, which is offset by management fees $1,288, custodian fees $1,317, chief compliance officer fees $3,760 and transfer agency per account fees $268.

(c) Each Trustee receives $45,000 per year, plus $6,000 for each joint Board meeting of The Dreyfus/Laurel Funds, Inc., the Trust and The Dreyfus/Laurel Tax-Free Municipal Funds (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, prior to April 12, 2008, with respect to audit committee meetings, the Chair of the audit committee received $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Trust directly to the non-interested Trustees, that would be applied to offset a portion of the management fee payable to Dreyfus, are in fact paid directly by Dreyfus to the non-interested Trustees.

(d) Prior to December 1, 2007, a 1% redemption fee was charged and retained by the fund on certain shares redeemed within thirty days following the date of issuance, including redemptions made through the use of the fund's exchange privilege. Effective December 1, 2007, the fund discontinued the redemption fee on shares.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended August 31, 2008, amounted to $176,123 and $2,692,269, respectively.

At August 31, 2008, the cost of investment for federal income tax purposes was $1,845,278; accordingly, accumulated net unrealized appreciation on investments was $58,289, consisting of $111,396 gross unrealized appreciation and $53,107 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees and Shareholders of The Dreyfus/Laurel Funds Trust:

We have audited the accompanying statement of assets and liabilities of Dreyfus Tax Managed Balanced Fund, a series of The Dreyfus/Laurel Funds Trust (the "Fund"), including the statement of investments, as of August 31, 2008, and the related statements of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the two-year period then ended and for the period from September 30, 2005 (commencement of operations) to August 31, 2006. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of August 31, 2008, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Tax Managed Balanced Fund as of August 31, 2008, and the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the two-year period then ended and for the period from September 30, 2005 (commencement of operations) to August 31, 2006, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
October 27, 2008

In accordance with federal tax law, the fund hereby designates $66,543 as "exempt interest dividends" paid from interest income during its fiscal year ended August 31, 2008 (not generally subject to regular federal income tax). Also the fund hereby designates 100% of the ordinary dividends paid during the fiscal year ended August 31, 2008 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $17,626 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2009 of the percentage applicable to the preparation of their 2008 income tax returns and as required by federal tax law rules, shareholders will also receive notification of their portion of the fund's taxable ordinary dividends (if any), capital gains distributions (if any) paid for the 2008 calendar year on Form 1099-DIV which will be mailed by January 31, 2009. Also, the fund designates $.3070 per share as a long-term capital gain distribution of the $.4220 per share paid on December 31, 2007.

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 157

James M. Fitzgibbons (73)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• Bill Barrett Company, an oil and gas exploration company, Director

No. of Portfolios for which Board Member Serves: 25

Kenneth A. Himmel (62)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996-present)
• President and CEO, Himmel & Company, a real estate development company (1980-present)
• CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 25

Stephen J. Lockwood (61)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)

No. of Portfolios for which Board Member Serves: 25

Roslyn M. Watson (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
• American Express Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee
• SBLI-USA, Director

No. of Portfolios for which Board Member Serves: 25

————————

Benaree Pratt Wiley (62)
Board Member (1998)

Principal Occupation During Past 5 Years:
• Principal, The Wiley Group, a firm specializing in strategy and business development (2005-present)
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-2005)

Other Board Memberships and Affiliations:
• Boston College, Trustee Associate
• Blue Cross Blue Shield of Massachusetts, Director
• CBIZ, professional support consultants and service providers for small, midsized and corporate business, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Chair of Advisory Board
• The Boston Foundation, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director

No. of Portfolios for which Board Member Serves: 35

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Francis P. Brennan, Emeritus Board Member
J. Tomlinson Fort, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 76 investment companies (comprised of 157 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 76 investment companies (comprised of 157 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Assistant General Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon and Secretary of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since January 2008.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since April 1991.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since July 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 174 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (77 investment companies, comprised of 174 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 51 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 73 investment companies (comprised of 170 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus
Tax Managed
Balanced Fund
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Fayez Sarofim & Co.
2907 Two Houston Center
909 Fannin Street
Houston, TX 77010

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DLMBX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2008, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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